
10012964

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 2 2 2010
WASH, D.C.
211
SECTION

Form 11-K

(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission file number: 333-83724

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Novo Nordisk Inc. Puerto Rico 401(k) Plan
100 College Road West
Princeton, New Jersey 08540

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Novo Nordisk A/S
Novo Alle
2880 Bagsvaerd
Denmark

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Inc.
Deferred Compensation Plan

By: 

Karsten Munk Knudsen
Vice President Finance & IT

Dated: June 18, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Inc.
Deferred Compensation Plan

By: 

Karsten Munk Knudsen
Vice President Finance & IT

Dated: June 18, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Inc.
Deferred Compensation Plan

By: 

Karsten Munk Knudsen
Vice President Finance & IT

Dated: June 18, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Inc.
Deferred Compensation Plan

By: 

Karsten Munk Knudsen
Vice President Finance & IT

Dated: June 18, 2010

NOVO NORDISK INC. PUERTO RICO 401(K) PLAN

December 31, 2009 and 2008

The following unaudited financial statements are being attached to a Form 11-K for the Novo Nordisk Inc. Puerto Rico 401(k) Plan (the "Plan"). An S-8 was filed for the Novo Nordisk Inc. 401(k) Savings Plan (the "US Plan") in 2008 in order to update a prior S-8 filing. Stock of Novo Nordisk A/S in the Plan was incorporated into the Form S-8 filing for the US Plan. The form 11-K is currently being filed for the Plan in order to ensure that all security filings are separately satisfied for the Plan.

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Novo Nordisk Inc. Puerto Rico 401(k) Plan.

NOVO NORDISK INC. PUERTO RICO 401(K) PLAN
Statements of Net Assets Available for Benefits
December 31,
(Unaudited)

	2009	2008
Investments, at fair value		
Common collective trusts	$ 508 665	$ 320,880
Mutual funds	491,227	262,103
Money market funds	399,178	282,565
Common stock	260,062	193,638
Loans to participants	65,953	61,517
Total investments, at fair value	1,725,085	1,120,703
Cash	5,991	-
Receivables		
Employer contributions	7,227	5,541
Participant contributions	2,507	2,361
Other	1,611	171
	11,345	8,073
Net assets available for benefits	$ 1,742,421	$ 1,128,776

See accompanying notes to financial statements.

NOVO NORDISK INC. PUERTO RICO 401(K) PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2009
(Unaudited)

Additions to net assets attributed to:		
Investment income		
Net appreciation in fair value of investments	$ 227,966	
Dividends	13,249	
Interest	6,233	
		$ 247,448
Contributions		
Employer	251,493	
Participant	125,130	
		376,623
Total additions		624,071
Deductions from net assets attributed to:		
Benefits paid to participants	9,936	
Administrative expenses	490	
Total deductions		10,426
Net increase		613,645
Net assets available for benefits, beginning of year		1,128,776
Net assets available for benefits, end of year		$ 1,742,421

See accompanying notes to financial statements.

Note 1 - Description of the Plan

The following description of the Novo Nordisk Inc. Puerto Rico 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

Novo Nordisk Inc. ("NNI") is a wholly-owned subsidiary of Novo Nordisk US Holdings, Inc., which in turn is a wholly-owned subsidiary of Novo Nordisk A/S ("NNAS").

Novo Nordisk Inc. ("NNI") sponsors and administers the Novo Nordisk Inc. Puerto Rico 401(k) Plan (the "Plan"). The Plan was established effective July 1, 2006, and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan also offers stock of Novo Nordisk Inc. (Novo Nordisk A/S, American Depository Shares) as an investment option. NNAS amended its Registration Statement on Form S-8 for this Plan by filing a Post-Effective Amendment No. 1 on Form S-8 (the S-8 POS "Amendment") in November, 2008. This filing amended the original S-8 for the Novo Nordisk Inc. 401(k) Savings Plan (the "US Plan") to cover two plans, the US Plan and the Plan, as the initial funds transferred to the Plan originated under that Form S-8.

Contributions

Employees are eligible to contribute up to the $9,000 Puerto Rico annual limitation on a pre-tax basis. All full-time employees have their compensation automatically reduced by 2% (pre-tax basis), which are deemed to be the employees' salary reduction election if the employees do not elect to defer a portion of their compensation. The employees can also opt out of the automatic deferral election anytime.

Employees may elect to contribute up to 10% of their compensation to the Plan on an after-tax basis.

A Matching Contribution is made equal to 1% if the employees contribute 2% of their compensation to the Plan.

NNI provides an Employer Discretionary Contribution equal to 8% of the employee compensation each year.

Note 1 - Description of the Plan (continued)

Participant Accounts

Participants direct the investment of all of their account balances into several mutual funds provided by Charles Schwab & Co. or Novo Nordisk A/S stock.

Vesting Benefits and Forfeitures

Company contributions to participants' accounts vest effectively from their date of hire according to the following schedule:

Years of Service	Vesting %
Less than 1	0
1	33
2	66
3 or more	100

Participants are 100% vested in their own contributions plus earnings thereon.

After 3 years, employees are 100% vested in all employer contributions. Participants also become 100% vested upon death, disability or attaining age 65 (the normal retirement age under the Plan).

Forfeitures of employer contributions are used to reduce future employer contributions. There were no forfeitures remaining in the Plan at December 31, 2009 and 2008.

Participant Loans

Employees have access to funds in the form of in-service withdrawals, loans and hardship distributions.

Payment of Benefits

The normal form of distribution under the Plan is a single lump sum payment.

Note 2 - Summary of Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Note 2 - Summary of Accounting Policies (continued)

Investment Valuation and Income Recognition

Investments are stated at fair value. Common stock is valued at its quoted market price. Shares of mutual funds are valued at the quoted net asset value of shares held at year-end. Money market funds are valued at face value, which approximates fair value. Participant loans are valued at their outstanding balances, which approximate fair value. The Plan's interest in the collective trust is valued based on the market prices of the underlying investments in the trust at year-end.

Net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments. Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded as earned and dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Certain of the Plan's administrative expenses are paid by the Plan and certain expenses are paid by Novo Nordisk Inc.

Adopted Accounting Pronouncement

In June 2009, the Financial Accounting Standards Board ("FASB") issued "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162", ("FASB Codification") which is effective for reporting periods ending after September 15, 2009. The FASB Codification will become the single source of authoritative nongovernmental U.S. generally accepted accounting principles ("GAAP"), superseding existing FASB, American Institute of Certified Public Accountants ("AICPA"), Emerging Issues Task Force ("EITF") and related accounting literature. The FASB Codification reorganizes the thousands of GAAP pronouncements into roughly 90 accounting topics and displays them using a consistent structure. The adoption of the FASB Codification did not impact the Plan's financial statements.

Note 3 - Tax Status

The Plan had obtained a favorable tax determination letter dated April 18, 2007, from the Department of the Treasury of Puerto Rico ("Hacienda") which stated that the Plan and related trust qualified under the provisions of the Pension Administrators Group, Inc. Prototype Defined Contribution Retirement Plan Program, and Article 1165-1 (b) (3) of the Puerto Rico Internal Revenue Code of 1994, and therefore, was exempt from local income tax. The Plan administrator believes that the Plan continues to be designed and operated in compliance with the Puerto Rico Internal Revenue Code of 1994; therefore, no provision for income taxes has been included in the Plan's financial statements.

Note 4 - Investments

The Plan's investments are held by Charles Schwab Trust Company, the trustee. The following table presents the Plan's investments as of December 31, 2009 and 2008 that represent 5% or more of the Plan's net assets as of year end:

	2009	2008
Schwab Value Advantage Instl.	$ 398,650	$ 282,030
Schwab Managed Ret 2040 CL III	238,300	137,091
Schwab Managed Ret 2030 CL III	234,911	159,950
Franklin U.S. Govt. Securities	*	74,419
Europacific Growth R5	124,463	70,449
Participant loans	*	61,517
Common stock		
Novo Nordisk A/S, American Depositary Shares	260,062	193,638

* investment is less than 5% of Plan's net assets

During 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated in value as follows:

Common collective trusts	$ 107,948
Mutual funds	73,149
Common stock	46,869
Net appreciation	$ 227,966

Note 5 - Plan Termination

Although no intention to do so has been expressed, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon full or partial termination of the Plan, all amounts credited to the affected participants shall become 100% vested and shall not thereafter be subject to forfeiture.

Note 6 - Risks and Uncertainties

The Plan provides for various investment options in a combination of diversified funds including Company stock. Investments are exposed to various risks, such as interest rate, market and credit risks.

Note 6 - Risks and Uncertainties (continued)

Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. Users of these financial statements should be aware that the financial markets' volatility may significantly impact the subsequent valuation of the Plan's investments. Accordingly, the valuation of investments at December 31, 2009 may not necessarily be indicative of amounts that could be realized in a current market exchange.

Note 7 - Party-in-Interest Transaction

Certain Plan investments are managed by Charles Schwab Trust Company ("Charles Schwab") who is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2009 and 2008, the total market value of investments managed by Charles Schwab amounted to $962,089 and $626,296 respectively. Fees paid by the Plan for the investment management services amounted to $490 for the year ended December 31, 2009. Schwab Retirement Plan Services is the record keeper of the Plan.

Novo Nordisk Inc. is the Plan sponsor and the Plan administrator. Novo Nordisk A/S is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Novo Nordisk A/S common stock transactions qualify as party-in-interest transactions. As of December 31, 2009 and 2008, the market value of investments in Novo Nordisk A/S common stock was $260,062 and $193,638 respectively.

Note 8 - Mutual Fund fees

Underlying investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees are allowable under Section 12b-1 of the Investment Company Act of 1940. Those fees may be deducted annually to pay marketing and distribution costs of mutual funds. These fees are deducted prior to the allocation of the Plan's investment earnings activity and thus not separately identifiable as an expense.

Note 9 - Fair Value Measurements

Financial Accounting Standards Board (FASB) *Accounting Standards Codification* ("ASC") 820, *Fair Value Measurements and Disclosures,* establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Note 9 - Fair Value Measurements (continued)

Level 2 – Inputs other than quoted prices included in Level 1 that are observable either directly or indirectly; quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, for substantially the full term of the assets or liabilities.

Level 3 – Significant inputs to the valuation model that are unobservable, typically based on a Plan's own assumptions, as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The methods of valuation described herein may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the fair value hierarchy for the balances of the assets of the Plan measured at fair value as of December 31, 2009:

	As of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Mutual funds:				
Domestic large cap fund	$161,528	$-	$-	$161,528
International growth funds	135,095	-	-	135,095
Fixed income funds	109,826	-	-	109,826
Domestic growth funds	84,778	-	-	84,778
Total mutual funds	491,227	-	-	491,227
Money market funds	399,178	-	-	399,178
Common stock	260,062	-	-	260,062
Common collective trusts:				
Balanced funds	-	508,665	-	508,665
Participant loans	-	-	65,953	65,953
Total investment at fair value	$1,150,467	$508,665	$65,953	$1,725,085

Note 9 - Fair Value Measurements (continued)

The following table presents the fair value hierarchy for the balances of the assets of the Plan measured at fair value as of December 31, 2008:

	As of December 31, 2008			
	Level 1	Level 2	Level 3	Total
Mutual funds:				
Domestic large cap fund	$63,703	$-	$-	$63,703
International growth funds	72,571	-	-	72,571
Fixed income funds	88,848	-	-	88,848
Domestic growth funds	36,981	-	-	36,981
Total mutual funds	262,104	-	-	262,104
Money market funds	282,565	-	-	282,565
Common stock	193,638	-	-	193,638
Common collective trusts:				
Balanced funds	-	320,880	-	320,880
Participant loans	-	-	61,517	61,517
Total investment at fair value	$738,306	$320,880	$61,517	$1,120,703

The following table presents changes in assets measured at fair value using Level 3 inputs on a recurring basis for the year ending December 31, 2009:

Level 3 Investments Assets
For the Year Ended December 31, 2009

	January 1, 2009	Issuances & settlements (net)	December 31, 2009
Participant loans	$61,517	$4,436	$65,953

NOVO NORDISK INC. PUERTO RICO 401(K) PLAN
Plan #002
Employer ID #06-1061602
Schedule of Investments (Held at End of Year)
December 31, 2009

Identity of issuer, borrower, lessor or similar party	Description of Investment	Cost	Fair Value
* Schwab Value Advantage Instl	Money market fund	$ **	$ 398,650
* Schwab Managed Ret 2040 CL III	Common collective trust fund	**	238,300
* Schwab Managed Ret 2030 CL III	Common collective trust fund	**	234,911
Europacific Growth R5	Mutual fund	**	124,463
Growth Fund of America R5	Mutual fund	**	72,957
WF Advantage Total Return BD	Mutual fund	**	67,833
* Schwab S&P 500 Index Fund	Mutual fund	**	54,774
Rainier Small/Mid Cap EQ Instl.	Mutual fund	**	45,209
Franklin U.S. Govt. Securities	Mutual fund	**	41,993
DWS Strategic Value FD CL S	Mutual fund	**	33,286
Baron Small Cap Fund	Mutual fund	**	28,402
* Schwab Managed Ret 2010 CL III	Common collective trust fund	**	21,520
* Schwab Managed Ret 2020 CL III	Common collective trust fund	**	13,306
Columbia Mid Cap Index Z	Mutual fund	**	11,167
DFA Int'l Small Company	Mutual fund	**	10,632
* Schwab Managed Ret Income III	Common collective trust fund	**	628
Stock Liquidity	Money market fund	**	528
Thornburg Value Instl. CL	Mutual fund	**	511
* Novo Nordisk A/S, American Depositary Shares	Common stock	**	260 062
* Participant loans, with interest rates ranging from 4.25% to 10.50% and with maturities through 2015.	Participant loans	-	65,953
Total investments			$1,725,085

* Party-in-interest.

** Cost information not required for participant-directed investments.

NOVO NORDISK INC. PUERTO RICO 401(K) PLAN
Plan #002
Employer ID #06-1061602
Schedule I, Line 4a
Schedule of Delinquent Participant Contributions
December 31, 2009

Total that Constitute Nonexempt Prohibited Transactions

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction In VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are Included: ☐	0	1,330	0	1,330